Exhibit 99.1

Expedia, Inc. Reports Third Quarter 2011 Results

BELLEVUE, Wash.—Oct. 27, 2011—Expedia, Inc. (NASDAQ: EXPE) today announced financial results for our third quarter ended September 30, 2011.

•	Revenue grew 15% for the quarter driven by strong growth at Hotels.com® and Expedia® Affiliate Network as well as 26% growth in advertising and media revenue.

•

During the quarter, we achieved a key milestone in our Expedia brand platform migration through an on-time implementation of the new end-to-end hotel product. The new technology is already showing conversion improvements and driving faster innovation cycles.

•	For the nine months ended September 30, 2011, free cash flow totaled $1.1 billion – an increase of 28% compared to the prior year period.

•	Year-to-date, we repurchased 10 million common shares for an aggregate purchase price of $265 million excluding transaction costs.

Financial Summary & Operating Metrics (figures in $MMs except transactions and per share amounts)

Metric	Quarter Ended 9.30.11	Quarter Ended 9.30.10	Y / Y Growth
Transactions (mm)	19.8	18.1	9%
Gross bookings	$7,616.5	$6,891.6	11%
Revenue	1,140.8	987.9	15%
Operating income before amortization* (OIBA)	316.7	293.7	8%
Operating income	289.4	276.8	5%
Adjusted net income *	218.0	196.9	11%
Net income attributable to Expedia, Inc.	209.5	176.6	19%
Adjusted EPS *	$0.77	$0.68	13%
Diluted EPS	$0.75	$0.62	21%
Free cash flow *	(59.2)	(35.8)	(65%)

*	“Operating income before amortization,” “Adjusted net income,” “Adjusted EPS” and “Free cash flow” are non-GAAP measures as defined by the Securities and Exchange Commission (the “SEC”). Please see “Definitions of Non-GAAP Measures” and “Tabular Reconciliations for Non-GAAP Measures” on pages 12-15 herein for an explanation of non-GAAP measures used throughout this release. The definition for OIBA was revised in the first quarter of 2009 and the definition for adjusted net income was revised in both the first quarter of 2009 and fourth quarter of 2010.

Please refer to the Glossary in the Financial Information section on Expedia’s corporate website for definitions of the business and financial terms discussed within this press release.

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Spin-off Related Disclosures

On April 7, 2011, Expedia, Inc. announced our intention to spin-off TripAdvisor® so that TripAdvisor will become an independent, separately traded public company. After the spin-off, TripAdvisor will consist of the domestic and international operations associated with the flagship TripAdvisor brand as well as 18 other travel media brands. After the spin-off, Expedia will continue to operate and manage our remaining businesses, subsidiaries and investments and is referred to as New Expedia, Inc. for the purposes of the discussion below.

Discussion of Results

Given the proposed spin-off of TripAdvisor, third quarter 2011 results for both New Expedia, Inc. and TripAdvisor, Inc. are presented below, on a segment basis, as if the spin-off had occurred effective July 1, 2011. New Expedia, Inc. metrics below include all unallocated corporate expenses. Spin-off expenses are excluded from OIBA.

New Expedia, Inc. Metric (figures in $MMs)	Quarter Ended 9.30.11	Quarter Ended 9.30.10	Y / Y Growth
Revenue	$1,020.5	$898.1	14%
OIBA	226.0	220.0	3%

TripAdvisor, Inc. Metric (figures in $MMs)	Quarter Ended 9.30.11	Quarter Ended 9.30.10	Y / Y Growth
Revenue*	$180.8	$139.3	30%
OIBA	90.6	73.7	23%

*	Includes revenue from Expedia, Inc. brands.

New Expedia, Inc.

New Expedia, Inc. results include Expedia.com®, Hotels.com, Hotwire.com®; Expedia Affiliate Network, Classic Vacations®, Expedia Local Expert®, Expedia® CruiseShipCenters®, Egencia®, eLong™, and Venere® Net SpA; in addition to the related international points of sale.

Gross Bookings, Revenue & Revenue Margins

Gross bookings increased 11% (6% excluding the estimated impact from year-on-year changes in foreign exchange rates) for the third quarter of 2011 compared with the third quarter of 2010, primarily driven by 16% growth in hotel room nights and 7% increase in average daily hotel rates. Average airfares were up 12% year-over-year which was almost entirely offset by a 10% decline in tickets sold. Domestic bookings increased 4% and international bookings increased 21% (6% excluding foreign exchange). International bookings totaled $3.0 billion, accounting for 40% of worldwide bookings compared to 36% in the prior year.

Revenue increased 14% (10% excluding foreign exchange) for the third quarter, primarily driven by an increase in hotel revenue. Domestic revenue increased 7% while international revenue increased 24% (16% excluding foreign exchange). International revenue equaled $446 million, representing 44% of worldwide revenue compared to 40% in the prior year.

Revenue as a percentage of gross bookings (“revenue margin”) was 13.4% for the third quarter, an increase of 37 basis points compared to the third quarter of 2010. The primary driver was strong growth in our higher margin hotel business partially offset by rising average air ticket prices as our remuneration generally does not vary with the price of the ticket.

Product & Services Detail

As a percentage of total worldwide revenue in the third quarter of 2011, hotel accounted for 75%, air accounted for 9% and all other revenue sources accounted for the remaining 15%. Merchant transactions accounted for 46% of total gross bookings compared to 43% for the prior year period. The increase in merchant transactions was driven by strength in our merchant hotel business. Merchant revenue equaled 76% of revenue in the third quarter, compared to 75% in the prior year period.

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Worldwide hotel revenue increased 18% for the third quarter driven by a 16% increase in room nights stayed. Revenue per room night increased 1% primarily due to a 7% increase in average daily hotel rates during the quarter. Competitive pricing actions on hotel rooms and packages, changes in our hotel product mix as well as accruals for loyalty programs at Expedia and Hotels.com offset most of the increase in average daily hotel rates.

Worldwide air revenue decreased 5% for the third quarter, primarily due to a 10% decrease in air tickets sold, partially offset by an increase of 6% in revenue per ticket. The decrease in ticket volume was partially due to a 12% increase in average air ticket prices. Revenue per ticket rose due to certain regional and interline consumer booking fees and mix shift to merchant transactions partially offset by lower net supplier economics.

All other revenue (primarily car rentals, advertising revenue from our transaction websites, destination services and fees related to our corporate travel business) increased 8% for the third quarter.

Profitability

OIBA for the third quarter increased 3% (declined 3% excluding foreign exchange) to $226 million due to increased revenue, largely offset by increased expenses. OIBA decreased 235 basis points as a percentage of revenue to 22% due to growth in general and administrative expenses, selling and marketing expenses as well as technology and content expenses in excess of revenue growth. General and administrative expenses included a $12 million increase in legal costs and related reserves, which negatively impacted OIBA in the third quarter of 2011.

TripAdvisor, Inc.

TripAdvisor, Inc. results include TripAdvisor and all the domestic and international 18 other travel media brands associated with TripAdvisor Media Group. The results discussed below reflect TripAdvisor’s results as reported on a segment basis and do not include proforma adjustments.

Revenue

Revenue increased 30% for the third quarter, primarily driven by an increase in international click-based advertising revenue. Domestic revenue increased 19% while international revenue increased 44%. International revenue equaled $84 million, representing 47% of worldwide revenue.

Product & Services Detail

TripAdvisor grew click-based advertising by 30% in the third quarter 2011 to $146 million followed by 12% growth in display-based advertising to $21 million. Subscription and other revenue grew 65% to $14 million.

Profitability

OIBA for the third quarter increased 23% to $91 million due to increased revenue, partially offset by increased expenses. OIBA decreased 273 basis points as a percentage of revenue to 50% due to growth in selling and marketing expenses in excess of revenue growth. The reported OIBA does not include additional expected general and administrative expenses related to both services currently provided by Expedia, Inc. and anticipated public company costs or obligations to fund a charitable foundation assumed by TripAdvisor post spin-off.

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Discussion of Results – Consolidated Expedia, Inc.

Revenue & Revenue Margins

Revenue increased 15% (12% excluding foreign exchange) for the third quarter, primarily driven by an increase in hotel revenue and advertising and media revenue. Domestic revenue increased 8% while international revenue increased 26% (19% excluding foreign exchange). International revenue equaled $503 million, representing 44% of worldwide revenue compared to 40% in the prior year.

Revenue as a percentage of gross bookings (“revenue margin”) was 15.0% for the third quarter, an increase of 64 basis points compared to the third quarter of 2010. The primary driver was strong growth in our higher margin hotel business partially offset by rising average air ticket prices.

Product & Services Detail

As a percentage of total worldwide revenue in the third quarter of 2011, hotel accounted for 68%, advertising and media accounted for 13%, air accounted for 8% and all other revenue sources accounted for the remaining 11%. Merchant revenue equaled 68% of revenue in the third quarter, and remained relatively consistent with the prior year period.

Costs and Expenses

(Stock-based compensation expenses of $15 million for third quarter 2011 and $13 million for third quarter 2010 have been excluded from all calculations and discussions below; some numbers may not add due to rounding.)

	Costs and Expenses			As a % of Revenue
	Three months ended September 30,			Three months ended September 30,
	2011	2010	Growth	2011	2010	Δ in bps
Cost of revenue	$209.1	$189.5	10%	18.3%	19.2%	(85)
Selling and marketing	405.1	341.0	19%	35.5%	34.5%	99
Technology and content	113.1	90.1	26%	9.9%	9.1%	80
General and administrative	96.0	69.3	38%	8.4%	7.0%	139

Total costs and expenses	$823.3	$689.9	19%	72.2%	69.8%	233

Cost of revenue (non-GAAP)

•

Cost of revenue increased 10% for the third quarter due to higher credit card processing costs related to our merchant transaction growth as well as higher call and data center costs partially offset by credit card rebates.

Selling and Marketing (non-GAAP)

•

The 19% increase in selling and marketing expense in the third quarter was primarily driven by increases in affiliate and offline marketing expenses at Expedia Affiliate Network, Expedia and Hotels.com and higher personnel expenses driven by additional headcount across most of our brands, primarily at the Expedia brand, TripAdvisor and Partner Services Group (PSG).

•

Indirect costs, including personnel in PSG, TripAdvisor, Egencia and our various leisure brands represented 26% of selling and marketing expense in the third quarter of 2011 compared to 25% in third quarter 2010.

Technology and Content (non-GAAP)

•

The 26% increase in technology and content expense in the third quarter was primarily due to higher personnel costs for additional headcount to support our corporate technology function, Expedia brand, PSG and TripAdvisor and increased depreciation expense associated with higher capital expenditures.

General and Administrative (non-GAAP)

•

The 38% increase in general and administrative expense for the third quarter was primarily driven by increases in personnel costs for increased headcount, legal costs and related reserves and consulting fees.

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Profitability

OIBA for the third quarter increased 8% (3% excluding foreign exchange) to $317 million due to increased revenue, partially offset by increased expenses, as described above. OIBA decreased 197 basis points as a percentage of revenue to 28% due to growth in general and administrative expenses, technology and content expenses, as well as selling and marketing expenses in excess of revenue growth. General and administrative expenses included a $12 million increase in legal costs and related reserves, which negatively impacted OIBA in the third quarter of 2011.

Operating income increased 5% primarily due to the same factors impacting OIBA. Operating income for third quarter 2011 includes approximately $4 million in costs related to the planned spin-off of TripAdvisor Media Group later this year.

Interest expense increased $5 million for third quarter 2011 as compared to the prior year period primarily due to the $750 million of additional debt issued in August 2010. Other, net represented a gain of $8 million in third quarter 2011 primarily comprised of unrealized gains on our foreign currency revenue hedges.

The effective tax rates on GAAP pre-tax income were 22.4% for the third quarter 2011 compared with 25.4% in the prior year period. The effective tax rate on pre-tax adjusted net income (“ANI”) was 24.2% for the third quarter 2011 compared with 25.8% in the prior year period. The lower rate in the third quarter 2011 was primarily driven by an increase in estimated earnings in jurisdictions outside the United States and to a lesser extent adjustments resulting from a reconciliation of the prior year’s income tax return to our provision for income taxes.

Adjusted net income for the third quarter increased $21 million compared to the prior year period primarily due to higher OIBA and a lower effective tax rate, partially offset by higher interest expense. Net income increased $33 million compared to the prior year period primarily due to higher operating income and the same factors impacting adjusted net income as well as gains on foreign currency hedges. Adjusted EPS increased 13% to $0.77 and diluted EPS increased 21% to $0.75. The higher growth in adjusted EPS versus adjusted net income stems from our lower adjusted weighted average shares outstanding in third quarter 2011 versus the year prior.

The results for the third quarter of 2011 include Where I’ve Been®, which was acquired during the quarter, as well as Mobiata®, EveryTrail® and Travelforce™, which were acquired during the fourth quarter of 2010, first quarter of 2011 and second quarter of 2011, respectively. The collective impact of these acquisitions on third quarter 2011 results was not meaningful.

The operating results for the third quarter of 2011 exclude the Expedia websites contributed to the joint venture between Expedia and AirAsia, which is 50% owned by Expedia. The Expedia websites currently operating within the joint venture include: Hong Kong, Singapore, Japan, Thailand, India, Indonesia, Malaysia, South Korea and Philippines.

Foreign Exchange

Foreign currency rate fluctuations positively impacted our third quarter revenue growth rates primarily due to year-over-year appreciation in the Euro.

Our revenue hedging program is designed to offset the book-to-stay impact on merchant hotel revenue. In the third quarter of 2011 we realized a $1 million loss from our hedging program related to third quarter revenue and recorded an $11 million unrealized gain on our hedging program related to future period revenues. In the third quarter of 2010 we realized a loss from our hedging program of $4 million, which more than offset the book-to-stay gain in that quarter. We include any realized gains or losses from our revenue hedging program in our calculation of OIBA.

Balance Sheet, Cash Flows and Capitalization

Cash, cash equivalents, restricted cash and short-term investments totaled $2.0 billion at September 30, 2011. Of this amount, $299 million is held by our majority-owned subsidiaries, which is included in our consolidated financial statements but not considered available for our working capital purposes.

The total available under our $750 million unsecured revolving credit facility was $730 million. The only amounts applied to the revolver are outstanding letters of credit totaling $20 million. Long-term debt totaled $1.6 billion.

For the nine months ended September 30, 2011, net cash provided by operating activities was $1.2 billion and free cash flow was $1.1 billion. Both measures include $598 million from net changes in operating assets and liabilities, primarily

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driven by a working capital benefit from our merchant hotel business. Free cash flow increased $227 million compared to the prior year primarily due to our working capital benefit, lower cash tax payments and higher OIBA partially offset by higher capital expenditures.

At September 30, 2011, we had stock-based awards outstanding representing approximately 24 million shares of our common stock, consisting of stock options to purchase 21 million common shares with a $19.25 weighted average exercise price and weighted average remaining life of 5 years, and 3 million restricted stock units (RSUs).

During the third quarter of 2011, we repurchased 5.6 million common shares for an aggregate purchase price of $159 million excluding transaction costs ($28.55 per share). Subsequent to the end of third quarter 2011, we repurchased 2.4 million shares for an aggregate purchase price of $65.3 million excluding transaction costs ($26.74 per share). We have 9.4 million shares remaining repurchase capacity under our existing repurchase authorization.

On September 16, 2011 we paid a quarterly dividend of $19 million ($0.07 per common share). In addition, the Executive Committee of Expedia’s Board of Directors declared a cash dividend of $0.07 per share of outstanding common stock to be paid to stockholders of record as of the close of business on November 18, 2011, with a payment date of December 9, 2011. Based on our current shares outstanding we estimate the total payment for this quarterly dividend will be approximately $19 million. Future declaration of dividends and the establishment of future record and payment dates are subject to the final determination of Expedia’s Board of Directors.

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Recent Highlights

Global Presence

•

The joint venture between Expedia and AirAsia officially rolled out the first of its travel sites under the structure announced earlier this year. Expedia sites introduced AirAsia content to travelers in the Philippines, Japan, South Korea, India, Malaysia, Singapore, Thailand, Indonesia and Hong Kong. The joint venture experienced promising triple digit year-over-year growth in room nights since its launch on July 1.

•	Expedia launched localized sites in Brazil and the Philippines extending its global reach to 25 countries worldwide.

•

Hotels.com broadened its WelcomeRewards® loyalty program to more than 40 new countries including Brazil, China, France, Germany, and Japan, making WelcomeRewards available through all Hotels.com sites worldwide.

•	Hotwire® launched travel booking sites in Australia, Denmark, New Zealand, Norway and Sweden, extending Hotwire’s deeply discounted hotel booking rates to travelers in nine countries across the globe.

Traveler Value Proposition and Innovation

•

Egencia introduced an iPhone app which provides business travelers with easy access to itineraries, destination and flight alerts, and flight schedules, and includes online check-in and click-to-call functionality.

•

As a result of localization efforts, Expedia Hotels was the #1 free travel app for the iPhone in Japan, Italy, Nicaragua, Egypt, Colombia, Uzbekistan, Guatemala, Dominican Republic, Venezuela, Uruguay, Russia, Argentina, Honduras, Peru, Pakistan, Ecuador and Vietnam. It is featured in the Apple App Store in 164 countries.

•

Hotels.com launched an interactive hotel booking app for iPad users, featuring an intuitive booking flow and functionality that allows users to review hotel content and reviews with one swipe. Since launch, the app has been downloaded over 65,000 times and featured on the new and noteworthy app lists in North America, the United Kingdom and Australia.

Media, Advertising and Distribution

•

Expedia Affiliate Network (EAN) signed agreements to power travel bookings for a number of key international online travel companies, including Norway-based Restplass.no; French online travel agency (OTA) Amplitudes.com; and leading Australian OTAs Webjet and Check-in. EAN also grew its presence in Asia Pacific, establishing partnerships with Japanese OTAs F-Ness; ENA Travel; and JALAN.Net, as well Korean online retailer 11th Street.

•

Expedia® Media Solutions, the advertising sales division of Expedia, began using TravelAds search data to showcase consumer search trends to U.S. hotel partners. The information provides insights into the top-searched U.S. destinations among travelers on Expedia sites. TravelAds enables properties to quickly leverage exposure to travelers and capture increased demand through targeted TravelAds campaigns.

•

TripAdvisor announced partnerships with several rail providers across continental Europe, including Deutsche Bahn and Rail Europe, to make train travel schedules and information available to consumers through the TripAdvisor Flights metasearch engine.

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TripAdvisor joined with navigation services provider TomTom to make TripAdvisor traveler reviews and opinions available on the new TomTom Go Live navigation device travel app. This enhancement gives travelers access to TripAdvisor hotel, restaurant, and attractions reviews along their route. TripAdvisor also announced a collaboration with Fodor’s to make TripAdvisor hotel recommendations available in Fodor’s 2012 guidebooks and on Fodors.com, giving travelers a complete hotel snapshot to guide their decision making.

Supply Portfolio

•

Expedia Partner Services Group (PSG) signed multiyear partnership agreements with United Air Lines and Continental Airlines, subsidiaries of United-Continental Holdings Corporation; Copa Airlines, a major Latin American carrier based in Panama; Saudi Arabian Airlines, one of the world’s largest airlines; and Norwegian Air, Europe’s third-largest low cost carrier. PSG also announced the expansion of its global operations, opening a new office in Cape Town, South Africa.

•

At quarter end, Expedia global websites featured almost 145,000 bookable properties, with over 55% operating under our merchant model and 28% representing agency properties where we have direct relationships. Expedia sites offer over 89,000 hotels in EMEA and APAC countries.

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EXPEDIA, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for per share data)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Revenue	$1,140,835	$987,860	$2,986,646	$2,539,739
Costs and expenses:
Cost of revenue (1)	209,677	190,033	586,063	516,634
Selling and marketing (1)	408,102	344,019	1,143,229	921,687
Technology and content (1)	116,877	93,297	330,222	267,508
General and administrative (1)	103,745	75,581	271,283	225,744
Amortization of intangible assets	7,959	8,126	22,956	25,498
Spin-off costs	4,430	—	6,538	—
Legal reserves and occupancy tax assessments	692	—	1,792	—

Operating income	289,353	276,804	624,563	582,668
Other income (expense):
Interest income	5,893	2,454	14,855	4,270
Interest expense	(32,049)	(26,993)	(94,532)	(68,405)
Other, net	7,988	(13,657)	(3,176)	(12,272)

Total other expense, net	(18,168)	(38,196)	(82,853)	(76,407)

Income before income taxes	271,185	238,608	541,710	506,261
Provision for income taxes	(60,779)	(60,584)	(138,205)	(152,285)

Net income	210,406	178,024	403,505	353,976
Net income attributable to noncontrolling interests	(872)	(1,474)	(1,539)	(3,769)

Net income attributable to Expedia, Inc.	$209,534	$176,550	$401,966	$350,207

Earnings per share attributable to Expedia, Inc.
available to common stockholders:
Basic	$0.77	$0.63	$1.47	$1.23
Diluted	0.75	0.62	1.44	1.21
Shares used in computing earnings per share:
Basic	272,352	281,215	273,263	284,608
Diluted	279,368	286,284	278,541	289,893
Dividends declared per common share	$0.07	$0.07	$0.21	$0.21

(1) Includes stock-based compensation as follows:

Cost of revenue	$584	$549	$1,975	$1,825
Selling and marketing	2,991	3,027	10,173	10,462
Technology and content	3,732	3,210	11,812	10,840
General and administrative	7,752	6,235	21,852	23,437

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EXPEDIA, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	September 30, 2011	December 31, 2010
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,453,508	$714,332
Restricted cash and cash equivalents	18,555	14,215
Short-term investments	552,411	515,627
Accounts receivable, net of allowance of $15,192 and $12,114	431,064	328,468
Prepaid expenses and other current assets	142,635	128,985

Total current assets	2,598,173	1,701,627
Property and equipment, net	340,972	277,061
Long-term investments and other assets	305,129	232,239
Intangible assets, net	779,248	797,707
Goodwill	3,653,161	3,642,360

TOTAL ASSETS	$7,676,683	$6,650,994

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable, merchant	$893,668	$700,730
Accounts payable, other	213,201	181,765
Deferred merchant bookings	1,051,226	654,632
Deferred revenue	36,477	29,466
Accrued expenses and other current liabilities	421,697	322,827

Total current liabilities	2,616,269	1,889,420
Long-term debt	1,645,414	1,644,894
Deferred income taxes, net	258,326	248,461
Other long-term liabilities	118,654	131,516
Commitments and contingencies
Stockholders’ equity:
Preferred stock $.001 par value	—	—
Authorized shares: 100,000
Series A shares issued and outstanding: 1 and 1
Common stock $.001 par value	351	348
Authorized shares: 1,600,000
Shares issued: 351,523 and 348,416
Shares outstanding: 243,464 and 248,347
Class B common stock $.001 par value	26	26
Authorized shares: 400,000
Shares issued and outstanding: 25,600 and 25,600
Additional paid-in capital	6,153,688	6,116,697
Treasury stock - Common stock, at cost	(2,449,884)	(2,241,191)
Shares: 108,059 and 100,069
Retained earnings (deficit)	(792,567)	(1,194,533)
Accumulated other comprehensive income (loss)	(13,819)	(8,803)

Total Expedia, Inc. stockholders’ equity	2,897,795	2,672,544
Noncontrolling interest	140,225	64,159

Total stockholders’ equity	3,038,020	2,736,703

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$7,676,683	$6,650,994

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EXPEDIA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Nine months ended September 30,
	2011	2010
Operating activities:
Net income	$403,505	$353,976
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment, including internal-use software and website development	110,873	86,605
Amortization of stock-based compensation	45,812	46,564
Amortization of intangible assets	22,956	25,498
Deferred income taxes	7,202	8,975
Foreign exchange loss on cash, cash equivalents and short-term investments, net	18,478	8,180
Realized (gain) loss on foreign currency forwards	8,117	(7,170)
Other	10,694	8,300
Changes in operating assets and liabilities, net of effects from acquisitions:
Accounts receivable	(103,402)	(113,742)
Prepaid expenses and other current assets	(33,369)	(33,734)
Accounts payable, merchant	193,010	171,300
Accounts payable, other, accrued expenses and other current liabilities	138,158	36,176
Deferred merchant bookings	396,480	334,776
Deferred revenue	6,976	12,013

Net cash provided by operating activities	1,225,490	937,717

Investing activities:
Capital expenditures, including internal-use software and website development	(173,895)	(113,324)
Purchases of investments	(1,179,555)	(803,575)
Sales and maturities of investments	1,066,751	93,412
Acquisitions, net of cash acquired	(15,970)	(36,353)
Net settlement of foreign currency forwards	(8,117)	7,170
Other, net	1,039	3,458

Net cash used in investing activities	(309,747)	(849,212)

Financing activities:
Proceeds from issuance of long-term debt, net of issuance costs	—	742,994
Treasury stock activity	(208,693)	(394,403)
Payment of dividends to stockholders	(57,732)	(59,825)
Proceeds from exercise of equity awards	23,127	38,941
Sales (purchases) of interest in controlled subsidiaries, net	70,626	(77,859)
Excess tax benefit on equity awards	6,892	6,475
Changes in restricted cash and cash equivalents	(4,011)	(971)
Other, net	6,503	(14,360)

Net cash provided by (used in) financing activities	(163,288)	240,992
Effect of exchange rate changes on cash and cash equivalents	(13,279)	(21,170)

Net increase in cash and cash equivalents	739,176	308,327
Cash and cash equivalents at beginning of period	714,332	642,544

Cash and cash equivalents at end of period	$1,453,508	$950,871

Supplemental cash flow information
Cash paid for interest	$120,907	$75,379
Income tax payments, net	47,674	130,343

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Expedia, Inc.

Trended Operational Metrics

(All figures in millions)

•

The following metrics are intended as a supplement to the financial statements found in this press release and in our filings with the SEC. In the event of discrepancies between amounts in these tables and our historical financial statements, readers should rely on our filings with the SEC and financial statements in our most recent earnings release.

•

We intend to periodically review and refine the definition, methodology and appropriateness of each of our supplemental metrics. As a result, metrics are subject to removal and/or change, and such changes could be material.

•	These metrics do not include adjustments for one-time items, acquisitions, foreign exchange or other adjustments.

•	Some numbers may not add due to rounding.

	2009		2010				2011			Y / Y
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Growth
Number of Transactions	15.9	13.1	15.8	16.9	18.1	14.8	17.1	19.4	19.8	9%
Gross Bookings by Segment
Leisure	$5,570	$4,660	$6,161	$6,194	$6,401	$5,262	$6,652	$7,268	$6,949	9%
Egencia	344	389	471	489	491	493	642	684	667	36%

Total	$5,914	$5,049	$6,632	$6,683	$6,892	$5,755	$7,294	$7,951	$7,617	11%
Gross Bookings by Geography
Domestic	$3,793	$3,192	$4,257	$4,470	$4,410	$3,597	$4,439	$4,911	$4,604	4%
International	2,121	1,857	2,375	2,213	2,481	2,158	2,855	3,040	3,013	21%

Total	$5,914	$5,049	$6,632	$6,683	$6,892	$5,755	$7,294	$7,951	$7,617	11%
Gross Bookings by Agency/Merchant
Agency	$3,330	$3,065	$3,919	$4,022	$3,959	$3,512	$4,143	$4,473	$4,114	4%
Merchant	2,583	1,983	2,713	2,662	2,932	2,243	3,151	3,478	3,503	19%

Total	$5,914	$5,049	$6,632	$6,683	$6,892	$5,755	$7,294	$7,951	$7,617	11%
Revenue by Segment
Leisure	$769	$617	$613	$716	$863	$699	$686	$866	$976	13%
TripAdvisor *	97	80	114	125	139	107	148	169	181	30%
Egencia	27	29	34	36	35	39	42	47	44	28%
Corporate	(40)	(29)	(42)	(43)	(50)	(36)	(54)	(59)	(60)	22%

Total	$852	$698	$718	$834	$988	$808	$822	$1,024	$1,141	15%
Revenue by Geography
Domestic	$514	$414	$467	$532	$589	$477	$495	$587	$637	8%
International	338	283	250	301	399	331	327	437	503	26%

Total	$852	$698	$718	$834	$988	$808	$822	$1,024	$1,141	15%
Revenue by Agency/Merchant/Advertising
Agency	$175	$145	$168	$178	$196	$162	$181	$200	$216	10%
Merchant	595	475	451	547	675	546	520	686	777	15%
Advertising & Media Revenue (Net)	83	77	98	108	117	100	121	138	147	26%

Total	$852	$698	$718	$834	$988	$808	$822	$1,024	$1,141	15%
OIBA by Segment ^
Leisure *	$259	$185	$126	$202	$277	$194	$108	$208	$297	7%
TripAdvisor *	57	39	66	73	74	47	80	89	91	23%
Egencia	0	1	5	5	2	3	5	7	2	25%
Corporate	(59)	(63)	(55)	(61)	(59)	(69)	(64)	(61)	(74)	24%

Total	$256	$163	$143	$219	$294	$175	$129	$243	$317	8%
Worldwide Hotel (Merchant & Agency)
Room Nights	21.7	16.3	15.9	20.3	24.7	18.8	18.2	24.6	28.7	16%
Room Night Growth	27%	23%	18%	12%	14%	15%	15%	21%	16%	16%
ADR Growth	-14%	-9%	0%	2%	1%	2%	3%	6%	7%	7%
Revenue per Night Growth	-19%	-6%	-5%	-7%	0%	0%	1%	5%	1%	1%
Revenue Growth	3%	16%	12%	4%	14%	15%	16%	27%	18%	18%
Worldwide Air (Merchant & Agency)
Tickets Sold Growth	27%	32%	22%	6%	10%	6%	-10%	-3%	-10%	-10%
Airfare Growth	-18%	-4%	9%	17%	9%	5%	13%	11%	12%	12%
Revenue per Ticket Growth	-28%	-26%	-13%	7%	4%	9%	18%	1%	6%	6%
Revenue Growth	-8%	-2%	6%	13%	14%	15%	6%	-1%	-5%	-5%

Note: The metrics above exclude results from the joint venture between Expedia Worldwide and AirAsia beginning July 1, 2011.

^	During first and third quarters 2011, we changed our allocation methodology and revised prior year OIBA by segment to conform to our current year presentation.
*	TripAdvisor Revenue and OIBA include intersegment amounts and Leisure OIBA includes intersegment expenses; both of which are eliminated in consolidation.

Those eliminations appear above in "Corporate" for Revenue by Segment.

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Notes & Definitions:

Number of Transactions – Quantity of purchases reported as booked, net of cancellations. Packages purchased using our packages wizard, which by definition include a merchant hotel, are recorded as a single transaction.

Gross Bookings – Total retail value of transactions booked for both agency and merchant transactions, recorded at the time of booking. Bookings include the total price due for travel, including taxes, fees and other charges, and are generally reduced for cancellations and refunds.

Leisure – Reflects results for travel products and services provided to customers of our leisure travel sites including Expedia branded sites, Hotels.com branded sites, Hotwire®, the Expedia Affiliate Network and other leisure brands.

TripAdvisor Media Group (“TripAdvisor”) – Reflects TripAdvisor.com and its international version sites, as well as acquired companies operated by TripAdvisor such as SmarterTravel® and Kuxun™.

Egencia – Reflects worldwide results for our managed corporate travel business.

Corporate – Includes intercompany eliminations as well as unallocated corporate expenses.

Worldwide Hotel metrics – Reported on a stayed basis, and include both merchant and agency model hotel stays.

Worldwide Air metrics – Reported on a booked basis and includes both merchant and agency air bookings.

Definitions of Non-GAAP Measures

Expedia, Inc. reports Operating Income Before Amortization, Adjusted Net Income, Adjusted EPS, Free Cash Flow and non-GAAP operating expenses (non-GAAP cost of revenue, non-GAAP selling and marketing, non-GAAP technology and content and non-GAAP general and administrative), all of which are supplemental measures to GAAP and are defined by the SEC as non-GAAP financial measures. These measures are among the primary metrics by which management evaluates the performance of the business, on which internal budgets are based and by which management is compensated. Management believes that investors should have access to the same set of tools that management uses to analyze our results. These non-GAAP measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP. We endeavor to compensate for the limitation of the non-GAAP measures presented by also providing the most directly comparable GAAP measures and descriptions of the reconciling items and adjustments to derive the non-GAAP measures. The definition for OIBA was revised in the first quarter of 2009 and the definition for adjusted net income was revised in both the first quarter of 2009 and fourth quarter of 2010.

Operating Income Before Amortization (“OIBA”) is defined as operating income plus: (1) stock-based compensation expense, including compensation expense related to certain subsidiary equity plans; (2) acquisition-related impacts, including (i) amortization of intangible assets and goodwill and intangible asset impairment, and (ii) gains (losses) recognized on changes in the value of contingent consideration arrangements; (3) certain infrequently occurring items, including restructuring; (4) charges incurred, if any, for monies that may be required to be paid in advance of litigation in certain occupancy tax proceedings; and (5) gains (losses) realized on revenue hedging activities that are included in other, net.

For the third quarter of 2011, infrequently occurring items excluded from OIBA also included approximately $4 million in costs related to the planned spin-off of TripAdvisor Media Group later this year.

We exclude the items listed above from OIBA because doing so provides investors greater insight into management decision making at Expedia. We believe OIBA is useful to investors because it is our primary internal metric by which management evaluates the performance of our business as a whole and our individual business segments, on which internal budgets are based, and by which management, including our Chief Executive Officer, is compensated. In addition, we believe that by excluding certain items, such as stock-based compensation and acquisition-related impacts, OIBA corresponds more closely to the cash operating income generated from our business and allows investors to gain an understanding of the factors and trends affecting the ongoing cash earnings capabilities of our business, from which capital investments are made and debt is serviced. Although depreciation is also a non-cash expense, it is included in OIBA because it is driven directly by the capital expenditure decisions made by management. OIBA has certain limitations in that it does not take into account the impact of certain expenses to our consolidated statements of operations. We endeavor to compensate for the limitation of the non-GAAP measure presented by also providing the comparable GAAP measure, GAAP financial statements, and descriptions of the reconciling items and adjustments, to derive the non-GAAP measure. However, OIBA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP measures. Due to the high variability and difficulty in predicting certain items that affect net income / (loss), such as tax rates, stock price, foreign currency exchange rates and interest rates, Expedia, Inc. is unable to provide a reconciliation to net income / (loss) on a forward-looking basis without unreasonable efforts. We present a reconciliation of this non-GAAP financial measure to GAAP below.

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Adjusted Net Income generally captures all items on the statements of operations that occur in normal course operations and have been, or ultimately will be, settled in cash and is defined as net income/(loss) attributable to Expedia, Inc. plus net of tax: (1) stock-based compensation expense, including compensation expense related to certain subsidiary equity plans; (2) acquisition-related impacts, including (i) amortization of intangible assets, including as part of equity-method investments, and goodwill and intangible asset impairment, (ii) gains (losses) recognized on changes in the value of contingent consideration arrangements, and (iii) gains (losses) recognized on noncontrolling investment basis adjustments when we acquire controlling interests; (3) mark to market gains and losses on derivative instruments assumed at Spin-off; (4) currency gains or losses on U.S. dollar denominated cash or investments held by eLong; (5) certain other infrequently occurring items, including restructuring charges; (6) charges incurred, if any, for monies that may be required to be paid in advance of litigation in certain occupancy tax proceedings; (7) discontinued operations; (8) the noncontrolling interest impact of the aforementioned adjustment items and (9) unrealized gains (losses) on revenue hedging activities that are included in other, net. We believe Adjusted Net Income is useful to investors because it represents Expedia, Inc.’s combined results, taking into account depreciation, which management believes is an ongoing cost of doing business, but excluding the impact of other non-cash expenses, infrequently occurring items and items not directly tied to the core operations of our businesses.

Adjusted EPS is defined as Adjusted Net Income divided by adjusted weighted average shares outstanding, which include dilution from options and warrants per the treasury stock method and include all shares relating to RSUs in shares outstanding for Adjusted EPS. This differs from the GAAP method for including RSUs, which treats them on a treasury method basis. Shares outstanding for Adjusted EPS purposes are therefore higher than shares outstanding for GAAP EPS purposes. We believe Adjusted EPS is useful to investors because it represents, on a per share basis, Expedia’s consolidated results, taking into account depreciation, which we believe is an ongoing cost of doing business, as well as other items which are not allocated to the operating businesses such as interest expense, taxes, foreign exchange gains or losses, and minority interest, but excluding the effects of non-cash expenses not directly tied to the core operations of our businesses. Adjusted Net Income and Adjusted EPS have similar limitations as OIBA. In addition, Adjusted Net Income does not include all items that affect our net income / (loss) and net income / (loss) per share for the period. Therefore, we think it is important to evaluate these measures along with our consolidated statements of operations.

Free Cash Flow is defined as net cash flow provided by operating activities less capital expenditures. Management believes Free Cash Flow is useful to investors because it represents the operating cash flow that our operating businesses generate, less capital expenditures but before taking into account other cash movements that are not directly tied to the core operations of our businesses, such as financing activities, foreign exchange or certain investing activities. Free Cash Flow has certain limitations in that it does not represent the total increase or decrease in the cash balance for the period, nor does it represent the residual cash flow for discretionary expenditures. Therefore, it is important to evaluate Free Cash Flow along with the consolidated statements of cash flows.

Non-GAAP cost of revenue, selling and marketing, technology and content and general and administrative expenses excluding stock-based compensation exclude stock-based compensation related to expenses for stock options, restricted stock units and other equity compensation under applicable stock-based compensation accounting standards. Expedia, Inc. excludes stock-based compensation expenses from these measures primarily because they are non-cash expenses that we do not believe are necessarily reflective of our ongoing cash operating expenses and cash operating income. In addition, due to historical accounting charges and credits related to our spin-off from IAC, changes in forfeiture estimates and other events, stock-based compensation has been highly variable in some historical quarters, impairing year-on-year and quarter-to-quarter comparability. Moreover, because of varying available valuation methodologies, subjective assumptions and the variety of award types that companies can use when adopting applicable stock-based compensation accounting standards, management believes that providing non-GAAP financial measures that exclude stock-based compensation allows investors to make meaningful comparisons between our recurring core business operating results and those of other companies, as well as providing management with an important tool for financial operational decision making and for evaluating our own recurring core business operating results over different periods of time. There are certain limitations in using financial measures that do not take into account stock-based compensation, including the fact that stock-based compensation is a recurring expense and a valued part of employees’ compensation. Therefore it is important to evaluate both our GAAP and non-GAAP measures. See the Note to the Consolidated Statements of Operations for stock-based compensation by line item.

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Tabular Reconciliations for Non-GAAP Measures

Operating Income Before Amortization

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
		(In thousands)
OIBA	316,678	293,650	689,220	655,666
Amortization of intangible assets	(7,959)	(8,126)	(22,956)	(25,498)
Stock-based compensation	(15,059)	(13,021)	(45,812)	(46,564)
Spin-off costs	(4,430)	—	(6,538)	—
Legal reserves and occupancy tax assessments	(692)	—	(1,792)	—
Realized (gain) loss on revenue hedges	815	4,301	12,441	(936)

Operating income	289,353	276,804	624,563	582,668
Interest expense, net	(26,156)	(24,539)	(79,677)	(64,135)
Other, net	7,988	(13,657)	(3,176)	(12,272)
Provision for income taxes	(60,779)	(60,584)	(138,205)	(152,285)
Net income attributable to noncontrolling interests	(872)	(1,474)	(1,539)	(3,769)

Net income attributable to Expedia, Inc.	$209,534	$176,550	$401,966	$350,207

Adjusted Net Income & Adjusted EPS

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
	(in thousands, except per share data)
Net income attributable to Expedia, Inc.	$209,534	$176,550	$401,966	$350,207
Amortization of intangible assets	7,959	8,126	22,956	25,498
Stock-based compensation	15,059	13,021	45,812	46,564
Spin-off costs	4,430	—	6,538	—
Legal reserves and occupancy tax assessments	692	—	1,792	—
Foreign currency loss on U.S. dollar cash balances held by eLong	558	1,358	2,117	2,105
Unrealized gain on revenue hedges	(10,612)	8,724	(11,449)	7,103
Noncontrolling interests	(815)	(954)	(2,539)	(2,173)
Provision for income taxes	(8,813)	(9,893)	(23,897)	(26,409)

Adjusted net income	$217,992	$196,932	$443,296	$402,895

GAAP diluted weighted average shares outstanding	279,368	286,284	278,541	289,893
Additional restricted stock units	2,436	3,470	2,748	3,989

Adjusted weighted average shares outstanding	281,804	289,754	281,289	293,882

Diluted earnings per share	$0.75	$0.62	$1.44	$1.21
Adjusted earnings per share	0.77	0.68	1.58	1.37

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Free Cash Flow

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
		(in thousands)
Net cash provided by operating activities	$5,699	$4,384	$1,225,490	$937,717
Less: capital expenditures	(64,855)	(40,196)	(173,895)	(113,324)

Free cash flow	$(59,156)	$(35,812)	$1,051,595	$824,393

Non-GAAP cost of revenue, selling and marketing, general and administrative and technology and content expenses excluding stock-based compensation

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
		(in thousands)
Cost of revenue	$209,677	$190,033	$586,063	$516,634
Less: stock-based compensation	(584)	(549)	(1,975)	(1,825)

Cost of revenue excluding stock-based compensation	$209,093	$189,484	$584,088	$514,809
Selling and marketing expense	$408,102	$344,019	$1,143,229	$921,687
Less: stock-based compensation	(2,991)	(3,027)	(10,173)	(10,462)

Selling and marketing expense excluding stock-based compensation	$405,111	$340,992	$1,133,056	$911,225
Technology and content expense	$116,877	$93,297	$330,222	$267,508
Less: stock-based compensation	(3,732)	(3,210)	(11,812)	(10,840)

Technology and content expense excluding stock-based compensation	$113,145	$90,087	$318,410	$256,668
General and administrative expense	$103,745	$75,581	$271,283	$225,744
Less: stock-based compensation	(7,752)	(6,235)	(21,852)	(23,437)

General and administrative expense excluding stock-based compensation	$95,993	$69,346	$249,431	$202,307

Conference Call

Expedia, Inc. will audiocast a conference call to discuss third quarter 2011 financial results and certain forward-looking information on Thursday, October 27, 2011 at 2:00 p.m. Pacific Time (PT). The audiocast will be open to the public and available via www.expediainc.com/ir. Expedia, Inc. expects to maintain access to the audiocast on the IR website for approximately three months subsequent to the initial broadcast.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements are based on management’s expectations as of October 27, 2011 and assumptions which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as “intends” and “expects,” among others, generally identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and may include statements relating to future revenues, expenses, margins, profitability, net income / (loss), earnings per share and other measures of results of operations and the prospects for future growth of Expedia, Inc.’s business.

Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others: declines or disruptions in the travel industry; changes in our relationships and contractual agreements with travel suppliers or supplier intermediaries; risks relating to the announced spin-off of our TripAdvisor business; increases in the costs of maintaining and enhancing our brand awareness; changes in search engine algorithms and dynamics, or search engine disintermediation; our inability to adapt to technological developments or to maintain our existing technologies; our ability to expand successfully in international markets; changes in senior management; volatility in our stock price; changing laws, rules and regulations and legal uncertainties relating to our business; unfavorable new, or adverse application of existing, tax laws, rules or regulations;

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adverse outcomes in legal proceedings to which we are party; provisions in certain credit card processing agreements that could adversely impact our liquidity and financial positions; fluctuations in our effective tax rate; our inability to access the capital markets when necessary; risks related to our long term indebtedness; fluctuations in foreign exchange rates; risks related to the failure of counterparties to perform on financial obligations; potential liabilities resulting from our processing, storage, use and disclosure of personal data; the integration of current and acquired businesses; the risk that our intellectual property is not protected from copying or use by others, including competitors; and other risks detailed in our public filings with the SEC, including our annual report on Form 10-K for the year ended December 31, 2010 and quarterly report on Form 10-Q for the quarter ended June 30, 2011.

Except as required by law, we undertake no obligation to update any forward-looking or other statements in this press release, whether as a result of new information, future events or otherwise.

Additional Information about the TripAdvisor Spin-Off

As previously announced, Expedia intends to spin-off its TripAdvisor Media Group businesses into a separate publicly-traded company. In connection with the proposed spin-off, Expedia has filed a preliminary proxy statement/prospectus with the SEC. Stockholders of Expedia are urged to read the definitive proxy statement/prospectus, when it becomes available, because it will contain important information about Expedia, the proposed spin-off transaction and related matters. Investors and security holders can obtain free copies of the definitive proxy statement/prospectus when it becomes available by contacting Investor Relations, Expedia, 333 108th Avenue N.E., Bellevue, Washington 98004 (Telephone: (425) 679-3555). Investors and security holders can also obtain free copies of the proxy statement/prospectus and other documents filed by Expedia and TripAdvisor with the SEC in connection with the proposed spin-off transaction at the SEC’s web site at www.sec.gov.

In addition to the proxy statement / prospectus, Expedia files annual, quarterly and current reports, proxy statements and other information with the SEC, each of which should be available at the SEC’s web site at www.sec.gov. You may also read and copy any reports, statements and other information filed by Expedia at the SEC public reference room at 100 F Street NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information.

Expedia and its directors, executive officers and certain members of management and other employees may be deemed to be participants in the solicitation of proxies of Expedia’s stockholders to approve the proposed spin-off transaction. Such individuals may have interests in the transaction as described in Expedia’s proxy statement/prospectus, including as a result of current holdings of options, restricted share units or shares of Expedia’s stock and future holdings of options, restricted share units or shares of TripAdvisor’s stock, which will be impacted in the transaction. Information regarding Expedia and the equity interests of its directors and officers who may be deemed to be participants in the solicitation of proxies is contained in Expedia’s preliminary proxy statement/prospectus, originally filed with the SEC on July 27, 2011, as subsequently amended.

About Expedia, Inc.

Expedia, Inc. is the largest online travel company in the world, with an extensive brand portfolio that includes more than 90 localized Expedia.com®- and Hotels.com®-branded sites; leading U.S. discount travel site Hotwire®; leading agency hotel company Venere.com™; Egencia®, the world's fifth largest corporate travel management company; the world's largest travel community TripAdvisor® Media Group; destination activities provider ExpediaLocalExpert®; luxury travel specialist Classic Vacations®; and China's second largest booking site eLong™. The company delivers consumers value in leisure and business travel, drives incremental demand and direct bookings to travel suppliers, and provides advertisers vast opportunity to reach the most valuable audience of in-market travel consumers anywhere through TripAdvisor Media Group and Expedia Media Solutions. Expedia also powers bookings for some of the world’s leading airlines and hotels, top consumer brands, high traffic websites, and thousands of active affiliates through Expedia® Affiliate Network.

Trademarks and logos are the property of their respective owners. © 2011 Expedia, Inc. All rights reserved. CST: 2029030-50

Contacts

Investor Relations	Communications
(425) 679-3555	(425) 679-4317
ir@expedia.com	press@expedia.com

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